One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

October 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Jaea F. Hahn, Andrea Ottomanelli Magovern, Sumeera Younis, Catalina Jaime and Christina DiAngelo Fettig

Re:	Lafayette Square Southeast BDC, LLC (File No. 000-56329)

Ladies and Gentlemen:

Lafayette Square Southeast BDC, LLC, a Delaware limited liability company (the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “Commission”) pre-effective amendment No. 1 (“Amendment No. 1”) to its registration statements on Form 10 (File No. 000-56329) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated September 20, 2021 from Jaea F. Hahn of the Staff to Thomas Friedmann and Thomas Cheeseman of Dechert LLP, outside counsel to the Company, relating to the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 1, as filed and marked to show changes from the initial filing of the Registration Statement, which includes the necessary conforming changes in response to the Staff’s comments.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments—Registration Statement

Explanatory Note

1.	In the third paragraph of this section, please disclose that the Company will be subject to the proxy rules in addition to the Exchange Act reporting obligations upon effectiveness of the registration statement.

Response: As requested, the Company has revised the paragraph to reflect that upon the effectiveness of the registration statement the Company will be subject to proxy rules under the Exchange Act.

2.	Please revise the last bullet point as follows: "The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.”

Response: As requested, the company has revised the bullet point to reflect that a BDC election imposes numerous restrictions on activities of the Company, including on leverage and on the nature of its investments.

3.	Please add the following two bullet points:
a)	The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
b)	The privately-held companies and below-investment grade securities in which the Company will invest will be difficult to value and are illiquid.

Response: As requested, the Company has added the two bullet points.

Forward-Looking Statements

4.	In the last paragraph, please revise the last sentence as follows: “The forward-looking statements ... are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 and by Section 21E of the Exchange Act.

Response: As requested, the Company has revised the sentence.

Summary of Risk Factors

5.	Please add a risk factor stating that an investor will be required to make capital contributions to purchase shares of Common Stock each time the Company delivers a drawdown notice, including potential "Catch-Up Purchases."

Response: As requested, the Company has revised the Summary of Risk Factors section.

Item 1. Business

6.	In the third paragraph of the introductory section, please clarify whether "Our debt instruments" refers to the loans the Company will make or in the debt instruments in which the Company intends to invest generally.

Response: As requested, the Company has revised the third paragraph of the Business section.

7.	In the first paragraph on page 8, you state that the Company's proposed program of supporting the employees of portfolio companies is consistent with the mandate of providing “managerial assistance” to eligible portfolio companies. Please give examples of the "curated services" to be offered to employees of portfolio companies with regard to "financial security and economic mobility issues" and explain how these services meet the definition of “managerial assistance” in section 2(a)(47) of the 1940 Act.

Response: Business Development Companies were intended by Congress to provide significant managerial assistance to portfolio companies in the same manner as venture capital firms might (See e.g., Remarks by Mr. Scheuer regarding H.R.7554 as Passed, November 19, 1980, “…Section 2(a)(47)…defines the term ‘making available significant managerial assistance’ in a manner that is consistent with the practices of the venture capital industry.”)  Commentators have noted that this assistance can include helping a BDC find key managerial personal and/or helping them establish relationships with important service providers, such as banks. (See Richard G. Tashjian, The Small Business Investment Incentive Act of 1980 and Venture Capital Financing, 9 FORDHAM URB. L.J. 865 (1980)).  We believe that the services you note are similarly focused on helping the portfolio companies of the BDCs (i) attract, retain and develop key personnel and (ii) establish a network of key human resource service providers.

Examples of the curated services to be offered include a service provider that offers zero-interest emergency lending and financial coaching to employees, a service provider that is an educational technology platform with online financial literacy courses and mental health resources, and a service provider which is a benefits resource navigator providing personalized, immediate, one-on-one assistance to employees to improve workers’ financial stability.  Along with services focused on financial issues, future service offerings may address other objectives, such as health and wellness and education.

Companies have increasingly recognized the importance of such services in attracting and retaining key employees and ensuring morale and productivity remain high in pursuit of their core business objectives.  Given the importance of talent in pursing any business objective, we believe furnishing services designed to improve the human resource and employee support functions is the type of meaningful guidance and counsel concerning the management, operations and policies of the portfolio companies that BDCs are intended to provide when offering “managerial assistance.”

8.	In the first paragraph on page 8, in the last sentence, please clarify that the costs will ultimately be borne by the Company’s shareholders.

Response: As requested, the Company has revised the section.

9.	Since the registration statement will not go effective until the Company has filed an election to be treated as a BDC, please revise the disclosure in the last paragraph to use the past tense (e.g., “we have filed with the SEC ...”).

Response: The Company respectfully submits that the sentence, as is, communicates that such actions will have to happen prior to the Effective Date and thus must be in the future tense.

Investment Strategy

10.	The general discussion of the Company's business suggests that the Company may also hold other debt instruments and investments in addition to loans. If these other instruments may be principal investments, please briefly describe them here.

Response: The Company respectfully submits that other debt instruments and investments will not be principal investments.

Promoting the Public Welfare

11.	Please combine this section with "Focus on Serving the Public Welfare" on page 11. We note that investments may be designed to serve the public welfare as well as potentially be eligible to receive CRA credit from applicable banking regulators; please move this disclosure to the beginning of this discussion.

Response: As requested, the Company has revised the disclosure.

Potential CRA Credit for Insured Depository Institutions

12.	The CRA addresses lending by federally insured banks and institutions so it is unclear how it applies to loans made by the Company, since the Company is not a federally insured bank or institution. Please expand the disclosure to explain the proposed arrangement between the borrower, the Company, and “insured depository institutions” (e.g., does the Company intend to market its shares to federally insured banks and institutions and can it pass through CRA credits to eligible shareholders). Please emphasize that an investment in the Company is not currently deemed a CRA eligible investment by the OCC, FDIC or FRB.

Response: The Company has further modified the summary to clarify the Company’s intention of causing an investment in the Company to be an eligible CRA investment for insured depository institutions seeking to make such investments and emphasized that an investment in the Company is not currently deemed a CRA eligible investment by the OCC, FDIC or FRB.

13.	In first paragraph, please clarify the relevance of the revised CRA regulations to the Company’s business (e.g., would the revised CRA regulations provide additional guidance on whether financial institutions may claim CRA credit for an investment in the Company's Shares; would the revised regulation no longer incentivize insured depository institutions to earn CRA credits; has the OCC indicated what the new rulemaking would cover and if so, how would that rulemaking impact the BDC’s investments).

Response: The Company has modified the discussion to explain that the revised CRA regulations, which have since been proposed to be rescinded, and the general state of change CRA regulations, have introduced further uncertainty regarding whether the Company’s business would qualify for CRA credit for depository institution investors.

14.	Supplementally, please discuss the status of the Company's discussions with the OCC on whether a national bank's investment in the Company would qualify as a CRA activity.

Response: As requested, the Company has modified its disclosure to discuss the status of the Company’s discussions with the OCC. The disclosure will reflect that the OCC has indicated they are not prepared to approve an application at this time before the BDCs have an operating history. As noted elsewhere, the banking regulators are reportedly working to finalize revised CRA regulations, which could change the CRA eligibility analysis.

15.	In the first paragraph on page 12, please bold the following two sentences: “There is no guarantee the OCC will confirm as a CRA activity .... Insured depository institution investors ....”

Response: The first sentence has been removed in light of the request in item 14 to reflect status of discussions with the OCC. As requested, the Company has bolded the second statement.

16.	Please highlight the last sentence and move the text to the first paragraph of this section (“However, we can offer no assurance ...”).

Response: As requested, the Company has revised the section.

Private Offering

17.	In the second paragraph, "Capital Commitments" is not a defined term. Please revise the disclosure accordingly.

Response: As requested, the Company has revised the sentence.

Base Management Fee

18.	Please consider including a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2; the staff believes that such disclosure would be helpful to investors.

Response: The Company respectfully acknowledges this comment but believes that this information would not be useful to investors because, as the Company has not yet commenced investment operations, many of the figures in the table will be estimates or not applicable. The Company also notes that a fee table is not required by Form 10.

Potential Advantage of a BDC Compared to Other Institutional Investment Vehicles

19.	Please clarify that a public market may never develop for shares of the Company's Common Stock.

Response: As requested, the Company has revised the paragraph.

Item 1.A. Risk Factors—The current state of CRA regulations

20.	For clarity, please move the first paragraph to the end of this risk factor section.

Response: As requested, the Company has revised the risk factor.

21.	If accurate, please clarify that certain of the Company’s investments may not be CRA-qualified at all.

Response: As requested, the Company has revised the risk factor.

22.	As noted above, please explain the relevance of the CRA to the Company's investment strategy.

Response: The Company has further clarified the relevance of CRA to the Company’s investment strategy through its commitment to promote the public welfare through its investments.

23.	Please move the last two sentences of this section to the beginning of this risk factor section (“We can offer no assurance .... Whether investments ....”).

Response: As requested, the Company has revised the risk factor.

Item 1.A. Risk Factors—We will be subject to risks associated with any credit facility

24.	The disclosure states that a subsidiary of the Company may enter into one or more secured revolving credit facilities. Please describe this subsidiary in greater detail in Item 1, and clarify whether this subsidiary is wholly owned or controlled by the BDC, including if the subsidiary is a controlled foreign corporation. We may have additional comments.

Response: We respectfully submit that as of the date of this filing no such subsidiary is outstanding, but undertake to fully describe any subsidiary we create which enters into a secured credit facility.

Item 1.A. Risk Factors—Risks relating to compliance with AIFMD

25.	Please explain why this risk is relevant to the Company (e.g., if accurate, that it will be triggered if the Company's Common Stock is sold in the EEA and not as a result of the Company's portfolio holdings).

Response: As a registered investment company, we are obligated to distribute at least equal to 90% of the sum of our net ordinary income and net short-term capital gains in excess of net long-term capital losses each taxable year. The Company respectfully submits that as a corollary to the risk factor entitled ‘We will need to raise additional capital to grow because we must distribute most of our income,’ we believe it is prudent to disclose impediments to and restrictions on our ability to raise additional capital. As we note in the risk factor, “[a]ny regulatory changes arising from the transposition of the AIFMD into national law that impair the ability of the Adviser to manage us or our investments, or limit the Adviser’s ability to market the Common Stock in the future, may materially adversely affect our ability to carry out our investment approach and achieve our investment objectives.” If, to the extent the new rules impose additional restrictions upon the Adviser’s activities in order for our Common Stock to be sold into the EEA, we will have to either forgo that capital raising avenue or assume additional restrictions on our activities. Either way, such rules may materially adversely affect our ability to carry out our investment approach and achieve our investment objectives.

Item 7. Certain Relationships and Related Transactions and Director Independence—Co-investment by the Companies

26.	Please combine with the previous section, "Co-Investment Transactions." Item

Response: As requested, the Company has combined the sections.

Item 11. Description of Registrant’s Securities to Be Registered—Derivative Actions

27.	Please clarify that with respect to the undertaking related to reimbursement, the provision does not apply to claims arising under the federal securities laws.

Response: As requested, the Company has revised the disclosure.

Accounting Comments—Registration Statement

Item 1. Risk Factors: We do not currently have comprehensive documentation of our internal controls…

28.	In the second paragraph of this risk factor, please explain how the statement “Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC” is consistent with the following disclosure on page 29: “...pursuant to Rule 13a-15 under the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm once the Company can no longer avail itself of the exemption under the JOBS Act.”

Response: The Company respectfully submits, that these sentences are two ways of conveying the same information, but with different emphases. The first statement notes that our independent registered public accounting firm will not attest to the effectiveness of our internal controls until the year after the first annual report we are obligated to file. The latter notes that once we can no longer delay filing that annual report because we can no longer avail ourselves of the exemption under the JOBS Act, we will file the annual report which the auditors will have audited. In each case, we say that when so legally obligated we will file an annual report which will be audited. The first sentence, however, emphasizes that as of now “We do not currently have comprehensive documentation of our internal controls,” whereas the latter emphasizes the obligation that would be imposed upon the Company if it ceases to be an Emerging Growth Company. It is important that investors understand both that they will not have the annual report attesting to our internal controls immediately and the associated risks, and that eventually we may have to devote managerial resources to produce such an annual report.

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Damien Dwin

David Kraut

Seren Tahiroglu

Lafayette Square Southeast BDC, LLC

Barton Winokur

Dechert LLP